SMARTHEAT INC.
1802 North Carson Street, Suite 212
Carson City, Nevada 89701

October 25, 2012

VIA EDGAR

John Cash
Account Branch Chief
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Form 10-Q for the Fiscal Quarter Ended June 30, 2012
Filed August 20, 2012
File No. 1-34246

Dear Mr. Cash:

This letter responds to the comment letter, dated September 26, 2012, to SmartHeat Inc. (the “Company”) regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, the Company has reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 35

1.
We note your response to prior comment three from our letter dated July 20, 2012. Please revise your future interim and annual filings to disclose the information you provided in your response, including quantifying the percentage of your accounts receivable, at December 31, 2011, that has been collected as of the most current balance sheet date.

Response:

The Company confirms that it shall revise its interim and annual filings in accordance with the Staff’s comment.

Mr. John Cash
U.S. Securities and Exchange Commission
October 25, 2012

2.
We note your response to prior comment four from our letter dated July 20, 2012. Please revise your future interim and annual filings to disclose the information you provided in your response including quantifying the percentage of receivables where the contractual terms were adjusted to longer payment terms.

Response:

The Company confirms that it shall revise its interim and annual filings in accordance with the Staff’s comment.

3.	In light of the adjustment to contractual terms to permit longer payment terms for some of your accounts receivable recorded in 2011, please tell us:

•
Whether similar adjustments to payment terms have been made for accounts receivable recorded during the 2012 fiscal year; and if so, please quantify the percentage of receivables recorded during 2012 where the contractual terms were adjusted to longer payment terms; and

•	How you have determined that you have met the “collectability is reasonably assured” criteria for revenue recognition related to such receivables. Refer to SAB Topic 13A.

 Response:

Adjustments to contractual terms to permit longer payment terms for some accounts receivable have also been made for accounts receivable recorded during the 2012 fiscal year.  As estimated by management, approximately 30% of accounts receivable recorded during 2012 have contractual terms that were adjusted to permit for longer payment terms.

Management of the Company’s subsidiaries believes the collectability of accounts receivable recorded in 2012, where the contractual terms were adjusted to longer payment terms, is reasonably assured. The Company’s experience with extended terms on receivables recorded in 2011 indicates that collection is ultimately attained.  As the Company has generally followed a similar practice in 2012, collection is, in the view of management, reasonably assured. Management of the Company’s subsidiaries closely monitor customers’ operations through frequent communication. If management of the Company’s subsidiaries becomes concerned about the likelihood of collectability based on these communications, they may consider further actions, including litigation, to ensure collectability. As of the date of this response, no such further actions have been taken as management of the Company’s subsidiaries continues to believe that collectability of accounts receivable is reasonably assured. Many of the Company's receivables are due from government owned or sponsored customers, providing additional assurance of collectability. The Company’s fourth quarter sales are typically the strongest of the fiscal year; with that in mind, the Company will be particularly mindful of contract terms, and diligent in tracking the performance of those terms.

Mr. John Cash
U.S. Securities and Exchange Commission
October 25, 2012

Item 3.01 Form 8-K filed August 28, 2012

4.      Please tell us the current status of your appeal to NASDAQ’s Listing QualificationsDepartment regarding its decision to delist your securities.

Response:

The Company requested an oral hearing before NASDAQ’s Hearing Panel to review the decisions of NASDAQ’s Listing Qualifications Department to delist the Company’s securities.  The request was granted and an oral hearing took place on October 11, 2012. A decision on the appeal is expected in writing within 7-10 days.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

        /s/ Oliver Bialowons
Oliver Bialowons
Chief Executive Officer

cc:           Robert Newman, Newman & Morrison LLP